UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT §240.13d-2

(Amendment No. 1)

iSPECIMEN INC.
(Name of Issuer)

Common Stock $.0001 Par Value
(Title of Class of Securities)

45032V108
(CUSIP Number)

December 23, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45032V108	13G/A (Amendment No. 1) Page 1

1.	NAME OF REPORTING PERSON JAMES G. WOLF
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 677,730
	6.	SHARED VOTING POWER 113,000
	7.	SOLE DISPOSITIVE POWER 677,730
	8.	SHARED DISPOSITIVE POWER 113,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 790,730
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) .
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 45032V108	13G/A (Amendment No. 1) Page 2

Item 1.

(a)	Name of Issuer iSpecimen Inc.

(b)	Address of Issuer’s Principal Executive Offices 450 Bedford Street, Lexington, MA 02420

Item 2.

(a)	Name of Person Filing James G. Wolf

(b)	Address of the Principal Office or, if none, residence 105, Flyway Drive, Kiawah Island, SC 29455

(c)	Citizenship James G. Wolf is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, $.0001 par value

(e)	CUSIP Number 45032V108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 45032V108	13G/A (Amendment No. 1) Page 3

Item 4.  Ownership.

The responses to Items 5 through 11 on the cover page of this filing are incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends and to receive the proceeds of the sale of the securities is held, as to 293,000 of the shares, by persons other than the Person Filing.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2022	/s/ James G. Wolf
James G. Wolf